                                                   Filed by Goodrich Corporation
                           pursuant to Rule 425 under the Securities Act of 1933

                                          Subject Company: Coltec Industries Inc

                                  Goodrich Corporation Commission File No. 1-892


The following press release was issued by Goodrich Corporation on Wednesday, April 24, 2002:



[GOODRICH LOGO]
--------------------------------------------------------------------------------

                                                   NEWS RELEASE

MEDIA CONTACT:        PATTY MEINECKE               Goodrich Corporation
PHONE:                704 423 7060                 Four Coliseum Centre
                                                   2730 West Tyvola Road
INVESTOR CONTACT:     PAUL GIFFORD                 Charlotte, NC 28217-4578
PHONE:                704 423 5517                 Tel: 704 423 7000
                                                   Fax: 704 423 7127
                                                   www.goodrich.com


GOODRICH FIRST QUARTER 2002 RESULTS IN LINE WITH EXPECTATIONS

     - First quarter income from continuing operations, excluding special items, of $0.52 per diluted share compared to prior guidance of $0.50 - $0.55 per diluted share.

     - First quarter net income of $0.49 per diluted share on sales of $921 million.

     - Free cash flow from continuing operations, excluding special items, of $55 million, compared to cash used of $102 million in first quarter 2001.

     - First quarter consolidation and restructuring related charges from continuing operations of $7.5 million pre-tax and $5.0 million after-tax.

     - Spin-off of Engineered Industrial Products business (EnPro) nears completion.

CHARLOTTE, NC, April 24, 2002 - Goodrich Corporation (NYSE: GR) announced today that first quarter net income was $50.4 million, or $0.49 per diluted share. First quarter 2001 net income, which benefited from the results and gain on the sale of the company's Performance Materials business, was $172.3 million, or $1.62 per diluted share. Net income for the company for both periods includes the discontinued operations of the company's Engineered Industrial Products business, which is expected to be spun-off to shareholders during the second quarter 2002. Also included in net income are special items, including certain consolidation and restructuring related costs, gains or losses on sold businesses, asset impairment charges and other restructuring costs. Sales for the first quarter were $921 million, compared to $1.0 billion for the first quarter 2001.

Income from continuing operations, excluding special items, was $54.6 million, or $0.52 per diluted share, compared to $69.3 million, or $0.65 per diluted share, for the first quarter of 2001. These results are in line with prior guidance of $0.50 - $0.55 per diluted share. The reduction in income, compared to 2001, is primarily the result of weakness in the commercial aerospace market resulting from the downturn in commercial aircraft production rates and the decrease in airline travel after the tragic events of September 11, 2001. The events of September 11 continue to have a significant impact on airline purchases of aftermarket parts and services, which carry a higher margin than other sales. First quarter 2001 continuing operations results included $0.04 per diluted share for the amortization of goodwill that was not included in the results for the first quarter 2002 due to the adoption of FAS 142. First quarter 2002 results included a $1 million bad debt charge related to Fairchild Dornier, which has commenced insolvency proceedings in Germany.

[GOODRICH LOGO]


Commenting on the company's first quarter, Chairman and CEO David L. Burner said, "Our aerospace businesses performed well in a very challenging environment. Although their demand for our products is significantly weaker than a year ago, the airlines are beginning to show signs of recovery. We are also encouraged by the strength of our military and space programs, which represented 22 percent of our sales in the first quarter 2002, and by the new products and programs we have announced this year. Our balanced business mix is a key strength that helps offset the current weakness in the commercial aerospace business."

Free cash flow (operating cash flow from continuing operations adjusted for cash payments related to special items, less capital expenditures) for the first quarter 2002 was $55 million, which included a $49 million tax refund. This compares to a use of cash of $102 million for the first quarter 2001. The primary reasons for the increased free cash flow, compared to the prior year, are reductions in working capital, decreased capital expenditures, and the timing of tax payments and refunds.

During the first quarter, the company incurred special items of $7.5 million pre-tax ($5 million after-tax). On a cumulative basis, charges for continuing operations associated with the activities announced in October 2001 have totaled approximately $195 million, pre-tax. Goodrich continues to expect that the restructuring activities announced last October will be largely completed by the end of 2002, and within the original range of estimates of $210 - $230 million, pre-tax. After completion, it is expected that these actions will result in annual pre-tax savings in excess of $125 million.

FIRST QUARTER SEGMENT REVIEW

Aerostructures and Aviation Technical Services - Sales in the first quarter decreased 13 percent from the year-ago quarter, from $354 million to $307 million due primarily to a decline in original equipment sales coupled with a slight decline in overall aftermarket sales. Aftermarket sales for in-production aircraft were relatively flat. Partially offsetting the overall commercial aerospace sales decline were increased sales associated with the CF6-80E1 engine program for the Airbus A330 aircraft and the start-up of the C-5 pylon program. Operating income, excluding special items, declined 6 percent, from $52.5 million to $49.3 million for the reasons noted above. Aviation Technical Services reported a profit during the first quarter 2002.

Landing Systems - Sales for the first quarter 2002 declined 9 percent, to $263 million from $290 million in the first quarter of 2001. Operating income, excluding special items, declined 21 percent to $32.4 million. These decreases were primarily the result of lower original equipment (OE) sales of landing gear and lower sales of aftermarket wheels and brakes.

Engine and Safety Systems - Sales decreased 12 percent, from $184 million in the first quarter 2001 to $162 million in the first quarter of 2002. Operating income, excluding special items, declined 44 percent to $16.7 million. The reduced sales and operating income was primarily the result of lower OE shipments (both aerospace and power generation) and aftermarket spares and service activity. Margins declined disproportionately due to unfavorable changes in mix which shifted sales away from higher margin aftermarket products, such as evacuation slides, de-icing

[GOODRICH LOGO]

equipment and engine components. Included in Engine and Safety Systems is the majority of the Fairchild Dornier bad debt charge, which also contributed to the lower margins. Margins are expected to improve in future quarters as more significant benefits from restructuring activities begin to be realized.

Electronic Systems - Sales for the first quarter 2002 increased 5 percent to $189 million, from $180 million in the first quarter 2001. Operating income, excluding special items, declined 11 percent from the year-ago quarter, to $28.1 million. The sales increase is primarily due to sales from the Hella Lighting business that was acquired in September 2001 and strong performance in the Optical and Space Systems business, offset by a decline in other core business sales. The lower operating income was primarily the result of weakness in aftermarket sales of commercial aerospace products and increased investment in new product development.

FIRST QUARTER BUSINESS HIGHLIGHTS

In February, Goodrich named Marshall O. Larsen as President and Chief Operating Officer as part of the company's overall succession plan. A 25-year company veteran, Larsen is the current Chairman of the Board of the Aerospace Industries Association and was elected as a member of the Goodrich Board of Directors at the company's Annual Meeting of Shareholders held on April 16, 2002.

New business wins in February included a pylon contract with Lockheed Martin valued at approximately $80-90 million over the next eight years for the modernization of the C-5 military transport fleet. This program, if expanded to include the entire fleet, has a potential value of $370 million over a 17-year period beginning in 2004.

The company also entered into a new agreement with Boeing to continue as the exclusive supplier of wheels and brakes for the Boeing 747-400 program, reinforcing Goodrich's position as the leader in aircraft carbon brakes.

In March, the company announced several contracts for F-16 wheels, brakes, and related spare parts valued at approximately $40 million over the next two years, including a consolidated order to provide advanced wheels and carbon brakes for the retrofit of a number of international military fleets of F-16 aircraft. Goodrich supplies wheels and brakes for the entire United States Air Force fleet of F-16 lightweight and heavyweight aircraft, along with wheels and brakes for the F-16's of 16 other countries.

The company also won three new product programs in the first quarter based on its Universal Control technology with an estimated value of $315 million over the next 13 years. Launched in 1999 for the U.S. Army, the Universal Control is a cost-effective, modular electronic engine control system that can be customized to provide all necessary control functions with the highest level of reliability for a variety of turboshaft and turbofan engines powering military or commercial helicopters and business jets.

[GOODRICH LOGO]


In April, the company announced that it had been selected by Airbus to provide cockpit door video surveillance systems for all Airbus production aircraft platforms, adding to Goodrich's capabilities in the aviation safety systems market. The systems will provide real-time video monitoring of the cockpit door entry and forward galley areas to flight crews. Production system deliveries will begin in May 2002. In addition to installations on new aircraft, the award could generate substantial sales for the retrofit of the more than 2,700 Airbus aircraft in the active fleet.

OUTLOOK

Goodrich's expectations for full-year 2002 earnings per share, sales and free cash flow are unchanged from its prior guidance.

Goodrich expects that its earnings per diluted share from continuing operations in 2002, excluding special items, will be in the range of $2.45 to $2.55. The 2002 estimate includes the net benefit from eliminating goodwill amortization under FAS 142, expected higher levels of pension expense, and the savings from the restructuring initiatives discussed earlier in this release. Sales are expected to be approximately 5 to 10 percent lower than the $4.2 billion recorded in 2001. The company anticipates generating between $275 and $300 million of free cash flow from continuing operations, excluding special items.

For the second quarter 2002, Goodrich expects earnings per diluted share from continuing operations, excluding special items, to be slightly higher than the first quarter. It is expected that each quarter in 2002 will show sequential improvement, assuming the economy and airline travel continue to recover. The second half of 2002 should be significantly stronger than the first half, as the expected airline recovery should result in increased aftermarket sales, and as Goodrich begins to realize significant savings from its restructuring activities.

At the end of the first quarter, the company had approximately $10 million in capitalized pre-production and inventory costs on the Fairchild Dornier 728 and 928 integrated landing system. Recovery of these amounts is contingent upon the continued operation of Fairchild Dornier and its continued commitment to the 728 and 928 programs. In addition, the company has potential liability for supplier termination charges of $6 - $8 million on these programs.

EIP RESULTS, ENPRO SPIN-OFF STATUS AND OUTLOOK

Sales for the Engineered Industrial Products (EIP) business, reported as a discontinued operation, were $167 million for the first quarter 2002, and operating income, excluding special items and costs associated with the impending spin-off, was $14.9 million, compared to sales of $170 million and operating income of $25.9 million in the first quarter 2001. The decline in operating income was primarily related to weak product demand due to the current economic environment, associated pricing pressures in the industrial markets served and a changing sales mix to lower margin products. Included in the 2002 results are $23 million of sales associated with the Glacier Bearings business that was acquired in the third quarter of 2001.

[GOODRICH LOGO]


Goodrich continues to make significant progress toward completing the spin-off of the EIP business, which will be named EnPro Industries, Inc., during the second quarter 2002. Holders of Goodrich shares, on the record date for the spin-off, are expected to receive one EnPro share for every five Goodrich shares they hold. Before the spin-off, EnPro will apply to list its common stock on the NYSE under ticker symbol NPO.

The first amendment to EnPro's Form 10 registration statement, which was filed in late March, includes full year 2001 financial statements for Coltec Industries Inc, which will be EnPro's only material asset following the spin-off. At the time of the spin-off, Coltec and its subsidiaries will constitute substantially all the assets and liabilities of the EIP business, including the associated asbestos liabilities and related insurance.

As part of the spin-off process, on April 16, 2002, Goodrich commenced an offer to exchange its new 7 1/2 percent Notes due 2008 for all of the outstanding 7 1/2 percent Series B Senior Notes due 2008 of Coltec. The offer is set to expire at 5 p.m. ET on May 14, 2002, unless the company decides to extend it.

As noted in the EnPro Form 10 filing, it is expected that the EIP business will have a modest increase in sales and operating income for the full year 2002, as compared to 2001. The primary reasons for these improvements are the realization of savings from restructuring activities, the economic recovery expected during the second half of 2002 and the inclusion of the full year results from the Glacier Bearing business. It is expected that the first quarter 2002 will be the weakest quarter of the year.

As previously announced, the Goodrich Board will review the company's current dividend level in connection with the spin-off. It is anticipated that the July 2002 dividend will be adjusted to achieve a payout ratio of net income that is consistent with other leading aerospace industry peer companies. The Board will consider the July dividend next month.

With 2001 aerospace sales of $4.2 billion, Goodrich Corporation (NYSE: GR) is a leading worldwide supplier of aerospace components, systems and services. The company plans to spin off its Engineered Industrial Products business to shareholders in the second quarter of 2002. Headquartered in Charlotte, North Carolina, Goodrich is ranked by Fortune magazine as one of the "Most Admired" aerospace companies and is included on Forbes magazine's "Platinum List" of America's best big companies. For more information visit http://www.goodrich.com.

The tables that follow provide more detailed information about Goodrich results.


This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. INVESTORS ARE URGED TO READ THE PROSPECTUS FILED WITH THE SEC BY GOODRICH IN RESPECT OF THE EXCHANGE OFFER BECAUSE IT CONTAINS

[GOODRICH LOGO]


IMPORTANT INFORMATION. Investors can obtain the prospectus free of charge at the SEC's website (www.sec.gov) or by directing a request to Goodrich Corporation, Four Coliseum Centre, 2730 West Tyvola Road, Charlotte, North Carolina, 28217, or to Mellon Investor Services, the information agent for the exchange offer, at
(800) 241-6711.

Certain statements made in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the company's future plans, objectives, and expected performance. Specifically, statements that are not historical facts, including statements accompanied by words such as "believe," "expect," "anticipate," "intend," "estimate" or "plan" are intended to identify forward-looking statements and convey the uncertainty of future events or outcomes. The company cautions readers that any such forward-looking statements are based on assumptions that the company believes are reasonable, but are subject to a wide range of risks, and actual results may differ materially.

Important factors that could cause actual results to differ include, but are not limited to: production and delivery rates of new commercial and military aircraft; global demand for aircraft spare parts and aftermarket services; the impact of the terrorist attacks on September 11, 2001 and their aftermath; the timing related to restoring consumer confidence in air travel; the health of the commercial aerospace industry, including the impact of bankruptcies in the airline industry; growth in the company's military, space and industrial gas turbines businesses; demand for and market acceptance of new and existing products, including potential cancellation of orders by commercial customers; successful development of advanced technologies; competitive product and pricing pressures; the extent to which the company is able to achieve savings from its restructuring plans; the timing and successful completion of the spin-off of the company's Engineered Industrial Products business; domestic and foreign government spending, budgetary and trade policies; economic and political changes in international markets where the company competes, such as changes in currency exchange rates, inflation rates, recession and other external factors over which the company has no control; and the outcome of contingencies (including completion of acquisitions, divestitures, litigation and environmental remediation efforts). Further information regarding the factors that could cause actual results to differ materially from projected results can be found in the company's filings with the Securities and Exchange Commission, including in the company's Annual Report on Form 10-K for the year ended December 31, 2001.

The company cautions you not to place undue reliance on the forward-looking statements contained in this release, which speak only as of the date on which such statements were made. The company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date on which such statements were made or to reflect the occurrence of unanticipated events.

                                       ###

                              GOODRICH CORPORATION
                 (Dollars in millions except per share amounts)


                                                                             Three Months Ended
                                                                                 March 31,
                                           ---------------------------------------------------------------------------------------

                                                 2002                    2002                   2001                     2001
                                             As Reported            As Adjusted(A)           As Reported            As Adjusted(B)

Sales                                      $         921.2         $         921.2         $       1,007.7         $       1,007.7
                                           ===============         ===============         ===============         ===============
Income before Income Taxes
  and Trust Distributions                             77.9                    85.4                   109.3                   107.9
Income Tax (Expense) Benefit                         (25.7)                  (28.2)                  (36.5)                  (36.0)
Distributions on Trust Preferred
  Securities                                          (2.6)                   (2.6)                   (2.6)                   (2.6)
                                           ---------------         ---------------         ---------------         ---------------

Income from Continuing Operations                     49.6                    54.6                    70.2                    69.3
Income from Discontinued Operations                    0.8                      --                   102.1                      --
                                           ---------------         ---------------         ---------------         ---------------

Net Income                                 $          50.4         $          54.6         $         172.3         $          69.3
                                           ===============         ===============         ===============         ===============

Income Per Share:
    Basic
      Continuing Operations                $          0.48         $          0.54         $          0.68         $          0.67
      Discontinued Operations                         0.01                      --                    1.00                      --
                                           ---------------         ---------------         ---------------         ---------------
      Net Income                           $          0.49         $          0.54         $          1.68         $          0.67
                                           ===============         ===============         ===============         ===============

    Diluted
      Continuing Operations                $          0.47         $          0.52         $          0.66         $          0.65
      Discontinued Operations                         0.02                      --                    0.96                      --
                                           ---------------         ---------------         ---------------         ---------------
      Net Income                           $          0.49         $          0.52         $          1.62         $          0.65
                                           ===============         ===============         ===============         ===============

Weighted - Average Number
  of Shares Outstanding
  (in millions):
    Basic                                            101.8                   101.8                   102.9                   102.9
                                           ===============         ===============         ===============         ===============

    Diluted                                          105.4                   105.4                   107.2                   107.2
                                           ===============         ===============         ===============         ===============


(A) Results exclude the effect of a $7.5 million charge ($5.0 million after-tax), or $0.05 a diluted share for merger-related and consolidation costs. Results also exclude the after-tax effect of income from discontinued operations ($0.8 million, or $0.02 a diluted share).

(B) Results exclude the effect of a $5.8 million charge ($3.8 million after-tax), or $0.04 a diluted share for merger-related and consolidation costs and a $7.2 million pre-tax gain ($4.7 million after-tax), or $0.05 a diluted share in other income (expense) from the sale of a portion of the Company's interest in a business. Results also exclude the after-tax effect of income from discontinued operations ($102.1 million, or $0.96 a diluted share).

                     GOODRICH CORPORATION SEGMENT REPORTING
                              (Dollars in millions)


                                                                                Three Months Ended
                                                                                    March 31,
                                                    --------------------------------------------------------------------------

                                                         2002               2002                2001                2001
                                                      As Recorded        As Adjusted*        As Recorded         As Adjusted*
Sales:
    Aerostructures and Aviation
      Technical Services                            $        307.2      $        307.2      $        353.8      $        353.8
    Landing Systems                                          262.8               262.8               289.6               289.6
    Engine and Safety Systems                                162.0               162.0               183.9               183.9
    Electronic Systems                                       189.2               189.2               180.4               180.4
                                                    --------------      --------------      --------------      --------------

Total Sales                                         $        921.2      $        921.2      $      1,007.7      $      1,007.7
                                                    ==============      ==============      ==============      ==============

Operating Income:
    Aerostructures and Aviation
      Technical Services                            $         47.7      $         49.3      $         52.5      $         52.5
    Landing Systems                                           30.7                32.4                36.1                40.8
    Engine and Safety Systems                                 14.9                16.7                29.2                29.9
    Electronic Systems                                        26.0                28.1                31.5                31.5
                                                    --------------      --------------      --------------      --------------

Total Segment Operating Income                               119.3               126.5               149.3               154.7

Corporate General and Administrative Costs                   (15.0)              (14.7)              (14.0)              (13.6)

Merger-related and Consolidation Costs                          --                (7.5)                 --                (5.8)
                                                    --------------      --------------      --------------      --------------

Total Operating Income                              $        104.3      $        104.3      $        135.3      $        135.3
                                                    ==============      ==============      ==============      ==============

Segment Operating Income as a Percent of Sales:
    Aerostructures and Aviation
      Technical Services                                      15.5%               16.0%               14.8%               14.8%
    Landing Systems                                           11.7%               12.3%               12.5%               14.1%
    Engine and Safety Systems                                  9.2%               10.3%               15.9%               16.3%
    Electronic Systems                                        13.7%               14.9%               17.5%               17.5%

Total Segment Operating Income                                13.0%               13.7%               14.8%               15.4%


* Segment operating income excludes merger-related and consolidation costs. Such amounts are presented separately in the table above.

                        GOODRICH CORPORATION
                 SUPPLEMENTARY FINANCIAL INFORMATION
                        (Dollars in millions)


                                                        Three Months Ended
                                                             March 31,
                                                       2002             2001
                                                    -----------     ------------
Non-Segment Expenses:
Net Interest Expense                                 $  (17.1)        $  (26.4)
  - Payment-in-Kind Interest Income                  $    5.5         $    1.8
  (included in Net Interest Expense above)
Distributions on Trust Preferred Securities          $   (2.6)        $   (2.6)
Other Income (Expense), Net:                         $   (9.3)        $    0.4
  - Discontinued Retiree Health Care                 $   (4.9)        $   (3.9)
  - Other Income (Expense)                           $   (4.4)        $   (2.9)
  - Other Income (Expense) - sale of business        $     --         $    7.2


                                                        Three Months Ended
                                                             March 31,
                                                       2002            2001
                                                    -----------     ------------
Preliminary Balance Sheet and Cash Flow Data:

Cash and Cash Equivalents                             $  103.9        $  357.7
Total Debt                                            $1,461.7        $1,479.6
Net Debt to Capitalization                                47.3%           42.3%
Capital Expenditures                                  $   17.3        $   41.5
Acquisitions                                          $    0.4        $   14.3
Dividends                                             $   28.0        $   28.1
Depreciation and Amortization                         $   37.6        $   43.3
  - Depreciation                                      $   27.9        $   27.6
  - Amortization                                      $    9.7        $   15.7
      - Goodwill Amortization (included in            $     --        $    7.2
           Amortization, above)

                              GOODRICH CORPORATION
                         Continuing Aerospace Businesses


($ millions)                                                         First              Fourth              First
                                                                    Quarter             Quarter            Quarter
                                                                      2002                2001               2001
                                                                   ----------          ----------          ----------
Sales                                                              $   921.2           $ 1,052.8            $ 1,007.7

Segment Operating Income - as recorded                                 119.3               (32.7)               149.3
                  Margin - as recorded                                  13.0%               (3.1%)               14.8%

Consolidation, restructuring-related and unusual inventory              (7.2)             (186.3)                (5.4)
adjustments/charges

Segment Operating Income - as adjusted                                 126.5               153.6                154.7
                  Margin - as adjusted                                  13.7%               14.6%                15.4%

As Adjusted - Results from continuing operations, excluding special items

First Quarter 2002 versus Fourth Quarter 2001

In the Aerospace businesses, sales declined by 12.5 percent, from $1,053 million to $921 million. These declines were primarily the result of the impact of lowered aftermarket sales for commercial aerospace products and reduced deliveries to commercial aircraft OE manufacturers. These factors, which were primarily a result of the events of September 11, affected all segments, resulting in lower sales for all segments.

Segment operating income, as adjusted, during the same period declined 17.6 percent, from $154 million to $127 million. These reductions were primarily associated with the sales reductions noted above. Aggressive restructuring actions have been taken as a result of the current business conditions, but the savings from these activities has not yet been fully realized. Increased savings will be realized later this year, especially in the second half of 2002.

First Quarter 2002 versus First Quarter 2001

In the Aerospace businesses, sales decreased 9 percent to $921 million versus the year-ago quarter. The sales decrease reflects weaker demand for almost all of the company's commercial aerospace products. The reduced sales of both aftermarket products and commercial aircraft OE products were primarily a result of the events of September 11. Partially offsetting the decreases noted above were increased demand for military and space products. First quarter 2002 sales included sales from the Hella Lighting acquisition, which was completed in the third quarter 2001.

Segment operating income, as adjusted, declined 18 percent to $127 million, and segment operating margin, as adjusted, declined from 15.4 percent to 13.7 percent. These decreases were primarily due to an unfavorable sales mix associated with lower aftermarket revenues. These decreases were partially offset by strength for optical and space systems products and regional, business and military wheels and brakes.

                              GOODRICH CORPORATION
         Discontinued Operations - Engineered Industrial Products (EIP)


($ millions)                                                First          Fourth          First
                                                           Quarter         Quarter        Quarter
                                                             2002           2001           2001
                                                          ----------     ----------     ----------
Sales *                                                    $ 166.9        $ 154.4        $ 169.6

Operating Income*                                             14.9            4.3           25.8

Special Items                                                 (0.4)          (3.8)            --

Operating Income (excluding special items)                    14.5            0.5           25.8


First Quarter 2002 versus Fourth Quarter 2001

Sales increased over the previous quarter due to volume increases at all units, particularly Garlock Glacier Bearings, Garlock Sealing Technologies, Fairbanks Morse and Quincy Compressor. The increases reflect a rebound in aftermarket sales and strength in selected OEM markets from a weaker than normal fourth quarter. Some of the weakness in the fourth quarter was brought on by the aftermath of the September 11 terrorist attacks, coupled with an already weak economy.

Segment operating income, excluding restructuring charges, improved due to the increased sales volumes and a higher margin mix of products sold.

First Quarter 2002 versus First Quarter 2001

Results in 2002 include Glacier Industrial Bearings, which was acquired in September 2001. Excluding these results, revenues at the remaining units declined by 15% from the prior year. Volume declines were experienced at all units due to continued softness in our primary markets, including pulp & paper, steel, chemicals, petrochemical, automotive and heavy duty trucking.

Segment operating income, excluding restructuring charges, declined as a result of the sales volume decreases, margin loss due to competitive pricing pressures, and weaker foreign currencies. Inflationary cost increases were largely offset by savings resulting from recent restructuring activities.

* These numbers are for informational and comparison purposes only. They will not be specifically reflected in the Goodrich first quarter 2002 Form 10-Q as EIP will be reported on a net income from discontinued operations basis.